Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

						Three Months
	Year Ended December 31,					Ended March 31,
	2001	2002	2003	2004	2005	2006
Income (loss) from continuing operations before minority interests and taxes	$54.9	$89.2	$131.6	$180.9	$192.2	$41.8

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$34.7	$38.3	$42.8	$43.0	$49.5	$12.1
floorplan interest expense	$29.4	$29.6	$38.3	$44.0	$50.9	$15.0
Capitalized interest	$1.5	$2.0	$0.9	$1.0	$2.1	$0.5
Interest factor in rental expense	$11.6	$17.7	$24.2	$30.1	$38.1	$10.9
Preferred dividends	$13.3	$10.5	$—	$—	$—	$—

Total fixed charges	$90.5	$98.0	$106.2	$118.1	$140.7	$38.5

Less:
Capitalized interest	$1.5	$2.0	$0.9	$1.0	$2.1	$0.5
Preferred dividends	$13.3	$10.5	$—	$—	$—	$—

Earnings	$130.7	$174.7	$236.9	$298.0	$330.8	$79.7

Ratio of earnings to fixed charges	1.4	1.8	2.2	2.5	2.4	2.1